UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Michael P. Smith

Chief Financial Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”) by Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated September 12, 2016, by and among Raptor, Parent and Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”):

Frequently Asked Questions for Raptor consultants, contractors and temporary employees (the “CC&T FAQ”). The CC&T FAQ was first used or made available on September 12, 2016.

1.	What was announced?

•	Raptor has entered into a definitive agreement to be acquired by Horizon Pharma plc.

•	We are excited about this transaction and its benefits for all Raptor stakeholders.

2.	Who is Horizon Pharma?

•	Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs.

•	It currently markets nine medicines through its orphan, primary care and rheumatology business units.

•	Horizon has guided to more than $1.0 billion in net sales in 2016, with an Adjusted EBITDA contribution of more than $495 million. Horizon Pharma’s global headquarters are in Dublin, Ireland and U.S. operations are located in Lake Forest, Ill. As of 9/9/16, Horizon Pharma has a market cap of approximately $2.8 billion.

•	Horizon has nearly 1,000 employees globally.

3.	Why is Raptor being acquired by Horizon Pharma?

•	Simply put, based on our outstanding business performance since the launch of PROCYSBI and the value of our multiple upcoming clinical and regulatory developments for both PROCYSBI and QUINSAIR, we became a very attractive company.

•	With Horizon Pharma’s broad commercial portfolio and financial capability to invest in promising clinical development opportunities, following the closing of the proposed transaction we will be better positioned to bring our medicines to patients globally. We also believe there will be more opportunities for enhanced growth potential as part of Horizon Pharma.

•	The proposed combination will strengthen Horizon Pharma’s U.S. orphan business and provide a platform for Horizon Pharma to expand its orphan business in Europe and other key international markets.

•	Further, the proposed addition of PROCYSBI® and QUINSAIR™ will increase Horizon Pharma’s portfolio to include 11 medicines across three business units: orphan, rheumatology and primary care.

4.	Will there be any changes to my contract as a result of the acquisition?

•	We have only just announced the proposed transaction and many decisions have yet to be made.

•	Over the coming weeks, Horizon Pharma will be in contact with us as to staffing requirements to continue building on the success of the business.

•	We do know that Horizon Pharma has expressed interest in our products and portfolio and has expressed positive feedback related to our team’s execution.

•	We are committed to keeping you informed as we move through this process.

5.	When will the proposed transaction be completed? What should I expect between now and then?

•	We expect to close the proposed transaction in the fourth quarter of 2016, subject to certain conditions.

•	In the weeks to come, Raptor and Horizon Pharma will continue to operate as separate, independent companies.

•	We will continue to keep you informed about our progress and plans as they develop.

6.	Will my company contact or reporting structure change?

•	There are no currently anticipated changes to your company contact or reporting structure until the proposed transaction closes.

•	We will continue to keep you informed about progress and plans as they develop.

•	Of course, if you have any questions, please feel free to reach out to your usual Raptor contact.

7.	How can I get more information?

•	If you have additional questions, please reach out to your usual contact.

Forward-Looking Statements

This letter contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the acquisition of Raptor Pharmaceutical Corp. and the timing and benefits thereof, Horizon Pharma’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, expected sources of funding for the acquisition of Raptor, anticipated product portfolio, expected patent terms, development programs and other statements that are not historical facts, including net sales guidance provided by Raptor for 2016. These forward-looking statements are based on Horizon’s and Raptor’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon Pharma’s ability to complete the transaction on the proposed terms and schedule; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; Horizon Pharma’s ability to obtain expected financing to consummate the acquisition; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Horizon Pharma’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s SEC filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2015. Risks related to the achievement of sales projections provided by Raptor with respect to QUINSAIR and PROCYSBI include: continued and increased market acceptance and sales of PROCYSBI and QUINSAIR; expansion of the use of RP103 and MP-376 and receipt of regulatory approval for other indications; reliance on single active pharmaceutical ingredient suppliers for PROCYSBI and QUINSAIR and other third parties in connection with drug product development; compliance with healthcare regulations, ongoing regulatory requirements and potential penalties; any serious adverse side effects associated with PROCYSBI and QUINSAIR; any product liability claims; third-party payor coverage, reimbursement and pricing for PROCYSBI and QUINSAIR and the ability to obtain and maintain orphan drug or other regulatory exclusivity for PROCYSBI and QUINSAIR. These risks and uncertainties, among others are described in greater detail in Raptor’s filings from time to time with the SEC including: Raptor’s annual report on Form 10-K for the twelve months ended December 31, 2015 filed with the SEC on February 26, 2016, as amended by Amendment No. 1 to Form 10-K filed with the SEC on April 29, 2016, Raptor’s quarterly report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 5, 2016, Raptor’s quarterly report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016 and Raptor’s other periodic reports filed with SEC. Horizon Pharma and Raptor undertake no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Raptor or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon Pharma and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Raptor. The offer to purchase shares of Raptor common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Misneach Corporation a wholly owned subsidiary of Horizon Pharma, Inc., which is an indirect wholly owned subsidiary of Horizon Pharma plc, and the solicitation/recommendation statement will be filed with the SEC by Raptor. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.